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November 16, 1998

TJ International, Inc.
200 East Mallard
Boise, Idaho  83706



Re:  Form 10-Q Report for the Quarter Ended October 3, 1998

Dear Ladies and Gentlemen:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

We have been informed that, as of January 4, 1998, the Company changed from the LIFO method of accounting to the FIFO method of accounting for its lumber, veneer, Microllam-Registered Trademark- LVL, TJI-Registered Trademark- Joists and open web trusses. According to management, the Company is executing a strategy of increasing the sales of its new technology Parallam-Registered Trademark- PSL, Timberstrand-Registered Trademark- LSL, and TJI-Registered Trademark- TS-120 TimberStrand-Registered Trademark- flanged I-joist products which are valued using the FIFO methodology. The Company believes using the FIFO inventory costing methodology for all its product lines is a more appropriate and consistent matching of costs against revenues.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based in our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

We have not audited the application of this change to the financial statements of any period subsequent to January 3, 1998. Further, we have not examined and do not express any opinion with respect to your financial statements for the nine months ended October 3, 1998.

                                   Very truly yours,


                                   /s/ ARTHUR ANDERSEN LLP
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